IN THE MATTER OF
ALLEGHENY ENERGY, INC., et al   : CERTIFICATE
      : PURSUANT TO RULE 24
File No. 70-8491   : FOR THE YEAR ENDED
      : DECEMBER 31, 2000

(Public Utility Holding
Company Act of 1935)

As of December 31, 2000, Allegheny Ventures, Inc., through Envirotech, had made investments and security transactions as outlined on Exhibit A, attached hereto.

The Balance Sheet and Statement of Income for Allegheny Ventures, Inc. for the year ended December 31, 2000 are also included as a part of this filing.

ALLEGHENY VENTURES, INC.

By /S/ PAUL M. BARBAS

Paul M. Barbas
President

Dated: June 29, 2001

Exhibit A

Company	Investment Date	Description	Cost
Active Power, Inc.	May 1996	Flywheel energy storage systems for UPS applications	$1,790,708
AutomationSolutions International LLC	December 1996	Machine automation and control systems	$3,509,364
C-Speed Corp	January 28, 2000	Manufactures microelectomechanical mirror subsystems for optical switching applicatioins	$750,000
Cellit, Inc.	November 23, 1998	Computer telephony software & hardware for the call center industry	$1,574,210
CopperCom, Inc.	November 12, 1998	Equipment for voice capability over xDSL infrastructures	$2,939,628
Cycloid Company	June 20, 1996	Designs, markets and manufactures a tire inflation system	$1,721,280
Filanet Corporation	December 17, 1999	Manufactures low cost, LINUX based thin servers	$848,637
Inframetrics, Inc. (renamed FLIR Systems, Inc.)	September 30, 1996	Thermography systems and thermal imagers	$888,445
LeCrov2 Corporation	June 30, 1999	Manufacturer of electronic test and measurement instrumentation	$1,425,085
McHugh Software International, Inc.	October 27, 1998	Warehouse and transportation management software and services	$2,517,734
NSA Engineering, Inc.	July 1997	Underground engineering software and services	$1,144,326
QuestAir Technologies, Inc (formerly Quest Air Gases)	December 20, 1999	Develops products for the industrial oxygen and fuel cell markets	$998,509
Trexel, Inc.	December 22, 1999	Licenses and manufactures equipment for implementation of microcellular foam technology	$449,999
Triton Network Systems, Inc.	October 18, 1999	Wireless network systems provider, telecom local loop access.	$706,000
Valdor Fiber Optics, Inc.	June 1997	Fiber optic connectors	$1,063,923

Allegheny Ventures, Inc.
Consolidated Statement of Income

(Thousand of Dollars)	Quarter Ended December 31, 2000	Year-to-Date December 31, 2000	Twelve Months Ended December 31, 2000
OPERATING REVEUES:	$12,746	$22,625	$22,625
OPERATING EXPENSES:			
Customer accounting and services	36	194	194
Administrative and general	10,316	17,969	17,969
Total Operations & Maintenance	10,352	18,163	18,163
Depreciation	165	1,035	1,035
Taxes other than income taxes	216	508	508
Federal and state income taxes	880	1,276	1,276
Total Operating Expenses	11,613	20,982	20,982
Operating Income	1,133	1,643	1,643
OTHER INCOME AND DEDUCTIONS:			
Other income (loss), net	(605)	823	823
INTEREST CHARGES:			
Other interest	3	264	264
CONSOLIDATED NET INCOME	$ 525	$ 2,202	$ 2,202

u:\legal\common\ayp\ENVIRO-R24-2000.doc

Allegheny Ventures, Inc.

Consolidated Balance Sheet

(Thousands of Dollars)

	December 31, 2000
ASSETS:	
Property, Plant, and Equipment:	
At original cost	$ 25,341
Accumulated depreciation	(1,040)
	24,301
Investments and Other Assets:	25,420
Current Assets:	
Cash and temporary cash investments	2,422
Accounts receivable:	
Electric Service	7,194
Other	3,310
Affiliates	321
Allowance for uncollectible accounts	(2,094)
Materials and supplies - at average cost:	
Operating and construction	200
Other	2,214
	13,567
Deferred Charges:	
Deferred income taxes	804
Total Assets	$ 64,092

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CAPITALIZATION & LIABILITIES:

        Common Stock                                          $        1
        Other paid in capital                                     96,092
        Retained earnings                                        (36,029)
        Other comprehensive income                                (1,323)
    Total Capitalization                                          58,741

     Current Liabilities:
        Accounts payable                                           1,476
        Accounts payable, affiliates, net                          1,256
        Taxes accrued:
          Federal and state taxes                                  1,826
          Other tax accrued                                           91
        Other current liabilities                                    696
                                                                   5,345

      Deferred credits                                                 6
  Total Capitalization and Liabilities                         $ 64,092
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